Filed by Arrival

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Kensington Capital Acquisition Corp. V

Commission File Number: 001-40741

Date: April 6, 2023

The following is a presentation made by Arrival and Kensington Capital Acquisition Corp. V on April 6, 2023:

ARRIVAL Investor Presentation APRIL 2023 Investor Presentation

INVESTOR PRESENTATION Disclaimer (1/2) This presentation has been prepared by Arrival (the “Company”) and comprises the slides for a presentation to stakeholders and other interested parties concerning the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and (“NewCo”), a company to be incorporated as an indirect subsidiary of the Company that will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), and for no other purpose. NoOfferorSolicitation;AdditionalInformationandWheretoFindIt This presentation is for informational purposes only and does not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that NewCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on this presentation or any of its contents. SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, THE COMPANY, KENSINGTON AND THE PROPOSED BUSINESS COMBINATION. Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and NewCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/news-events/events-presentations and Kensington’s website at https://www.autospac.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, NewCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction. ParticipantsintheSolicitation The Company, Kensington, NewCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Other information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above. NoReliance This presentation should not be considered as a recommendation by the Company, Kensington, NewCo or any of their respective affiliates (within the meaning of Rule 405 under the Securities Act) (“Affiliates”), members, directors, officers or employees or any other person that any person should subscribe for or purchase any securities of the Company. Prospective purchasers of securities of the Company, Kensington or NewCo are required to make their own independent investigation and appraisal. No reliance may be placed for any purpose whatsoever on the information contained in this presentation, or any other material discussed verbally. The information contained in this presentation has not been independently verified. This presentation does not purport to be all-inclusive or to contain all the information that a prospective purchaser of securities of the Company, Kensington or NewCo may desire or require in deciding whether or not to offer to purchase such securities. No representation or warranty, express or implied, is made or given by or on behalf of the Company, Kensington, NewCo or any of their respective Affiliates, members, directors, officers or employees or any other person as to the accuracy, completeness, reliability or fairness of the information or opinions contained in this presentation or any other material discussed verbally. None of the Company, Kensington, NewCo or any of their respective Affiliates, members, directors, officers or employees nor any other person accepts any liability whatsoever for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection therewith. This presentation is not intended or written to be used, and cannot be used or relied upon, by any taxpayer for the purpose of avoiding U.S. tax related penalties or promoting, marketing or recommending to another party any transaction or matter addressed herein. Persons should not construe the contents of this presentation as legal, accounting, investment or tax advice or a recommendation. Each person should seek advice based on its particular circumstances from independent legal, accounting, financial and tax advisors regarding the matters discussed in this presentation. FinancialInformation The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X under the Securities Act. Such information and data may not be included in, may be adjusted in or may be presented differently in a future registration statement. Third-PartyInformation Certain industry, market and competitive position data contained in this presentation come from third party sources. Third party industry publications generally state that the information they contain originates from sources assumed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the calculations continued therein are based on assumptions. 2

INVESTOR PRESENTATION Disclaimer (2/2) While the Company believes that each of these publications has been prepared by a reputable source, none of the Company, Kensington, NewCo or any of their respective Affiliates, members, directors, officers or employees or any other person have independently verified the market data and other information on which third parties have based their studies or make any representation or give any warranty as to the accuracy or completeness of such information. Accordingly, reliance should not be placed on any of the industry, market or competitive position data contained in this presentation. TradeMarksandTradeNames The Company and Kensington own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, or products in this presentation is not intended to, and does not, imply a relationship with the Company or Kensington, or an endorsement or sponsorship by or of the Company or Kensington. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or Kensington will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Forward-LookingStatements This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include, among other things, the transaction structure, expected listing and expected cash and valuation of NewCo, expected market opportunities, the specifications and benefits of the XL Van, the Company’s future products and technologies, the expected use of proceeds post-transaction, and the illustrative post-transaction valuation. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including, but not limited to, the adoption of the business combination agreement by the shareholders of the Company and Kensington, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or NewCo related to the business combination agreement or the Proposed Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on the Nasdaq Stock Market LLC, (vi) the price of Kensington’s, the Company’s and post- combination NewCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on the Nasdaq Stock Market LLC or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. In addition, forward-looking financial information and the Company’s expectations as to its ability to execute on its current business plan in the near term and the longer term are based on a number of assumptions that the Company makes, including the following assumptions that the Company’s management believes to be material: (i) operational assumptions, including, the development and commercialization of the Company’s vehicles, the roll out of the Company’s microfactory manufacturing locations, the production capacity of the Company’s microfactories, the selection of the Company’s products by customers in the commercial van industry, growth in the various markets the Company is targeting, average selling prices and resulting sales of vehicles; (ii) the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as the Company commences production in its microfactories; (iii) the Company’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its microfactories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure; and (iv) capital expenditure is based on a number of assumptions regarding the expenditure required to build the Company’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment. In making the foregoing assumptions, the Company’s management relies on a number of factors, including its experience in the automotive industry, its experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing the Company’s vehicles; and third-party forecasts for industry growth. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company, Kensington, nor any of their respective affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of this presentation, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this presentation or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations. In giving this presentation, neither the Company, Kensington nor their advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update this presentation or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation. 3

INVESTOR PRESENTATION

# Transaction Overview

ARRIVAL

## Overview

- Arrival has developed an electric delivery van that it believes offers a high-quality user experience and lower cost of ownership for commercial operators
- Kensington Capital Acquisition Corp. V ("Kensington") is a SPAC with decades of automotive & industrial experience and $283M[1] of cash held in trust
- The combination of Kensington and Arrival is expected to de-risk the investment thesis and advance the commercialization of Arrival

## Capital Structure

- All transaction proceeds to be retained in the business
- Pro forma for the transaction, Arrival is estimated to have ~$468M[2] of pro forma cash to fund commercialisation plans

## Transaction Structure / Valuation

- Kensington shareholders will receive newly issued shares equal to $17.00 divided by a 10-day Volume-Weighted Average Price (VWAP) of Arrival ordinary shares for every one Kensington ordinary share
- Post-merger the company is expected to be listed on Nasdaq (ARVL)
- Based on FY22 financial data, pro forma for the transaction Arrival estimated to have an enterprise value of $524M[2]
- Represents attractive entry multiples relative to peer group

**Kensington has identified a Partnership with Arrival as a unique and compelling investment opportunity to leverage Arrival's technology to produce Electric Vehicles**

1) As of 12/31/22
2) Assumes no redemptions and payment of transaction expenses, does not include public and private warrants, shares subject to awards and options or ongoing financing activities of Arrival since 12/31/22. See Slide 18 for calculation and assumptions

4

INVESTOR PRESENTATION The Arrival XL Van Arrival is a technology Company revolutionising the electric vehicle industry Its purpose-built Class 4 Van (‘XL’) targets the underserved last- 1 mile delivery market in the U.S. 1) The last step of a journey compromising movement of goods from a transportation hub or warehouse to the final delivery destination 5

INVESTOR PRESENTATION Arrival’s Proposition Purpose-Built Vehicle Strategy Purpose-built commercial electric vehicles targeted at high-margin market segments that Arrival believes are currently underserved by large scale OEMs Flexible and Modular Design With the use of modular, shared technologies and in-house software across all of Arrival’s vehicles and factories, the process from R&D to start of production is expected to improve significantly in time and cost Capital Efficiency Arrival is aiming to provide a flexible manufacturing method delivering a lower capex requirement per vehicle and lower break-even volumes versus traditional OEM manufacturing methods 6

INVESTOR PRESENTATION Team with Proven Technology and Automotive Experience Other Key Management Daniel Chin Legal Igor Torgov John Wozniak Mike Ableson Chief Executive Officer Chief Executive Officer CEO North America & Automotive • Over 25 years of experience in financial • Held various senior roles in the • Previously held numerous COO, CEO, Alex Park automotive industry with over 35 years of operations and public accounting and leadership positions in the technology Digital & IT experience sector • 18-year tenure at Motorola Solutions, most recently as Corporate Vice • Vehicle Chief Engineer across a range of • Holds an MBA in strategic management vehicle programs President from California State University in Hayward, California • Worked in both the National Office and • MSc in mechanical engineering from the Audit Practice departments at Arthur University of California, Berkeley Anderson • BSc in mechanical engineering from the University of Michigan, Ann Arbor Yakub Zolynski Talent 7

INVESTOR PRESENTATION Board with Decades of Proven Industry Experience Our Board Kristen M O’Hara • Management and board with extensive Denis Sverdlov public company experience and operating capabilities in the automotive related sector • Relevant automotive experience to support optimizing program launches and capital deployment while facilitating Alain Kinsch commercial relationships Rexford J. Tibbens • Track record of creating significant shareholder value in automotive businesses Avinash Rugoobur Tawni Nazario-Cranz 8

INVESTOR PRESENTATION Introducing Arrival Today Employees Robotics & Elements Vehicle Platforms Digital & IT at 03/31/2023 Manufacturing 1 865 174 217 218 83 R&D Headquarters Manufacturing & Product Robotics Software No. Core Locations Engineering Engineering 4 U.K. U.S. Germany Georgia 1) c.173 employees in central and other functions. Arrival is in the process of finalizing a 50% reduction of the Company's global workforce. It expects the reduction to result in around 750 employees by mid-year. 9

INVESTOR PRESENTATION

# Turning Potentially Revolutionary Technology into a Commercial Reality


Van Production
Other Operations
Corporate & Legislative
2015
Arrival founded
2017
Arrival R&D facility in Banbury
2018
Electric Van prototype
2019
Bicester facility leased
€100M investment Hyundai and Kia
2020
Charlotte facility leased
2021
Prototype electric bus
Beta Van prototype
Prototype electric car
CIIG Merger Corp and listing on Nasdaq
$648M capital raise
2022
Gamma Van prototype
L Van EU certification
1st certified L Van produced
Bus EU certification
Introduction U.S. IRA
2023
Focus on XL Van for U.S. market
Cost cutting initiatives and capital raise

10

INVESTOR PRESENTATION Deep and Differentiated IP and Proprietary Technology Vehicles Components 1 Patents Granted or Pending by Segment Image of Arrival L and XL Vans 70 72 Vehicles Components Image of Arrival components 21 General 51 Robotics General Manufacturing Manufacturing Robotics Image of Arrival autonomous mobile robots (“AMR”) Image of Arrival assembly at Bicester, U.K. 1) As of 12/31/2022. This excludes patents related to Arrival Jet 11

INVESTOR PRESENTATION

# Compelling Market Opportunity

## Forecast Market (2025E)


Forecast Van Addressable Market[1]
$280B[2]
Forecast XL Van Target Market[3]
$5.4B[4]

Significant upside market opportunity via incremental ancillary revenue streams such as software and services

## An attractive & potentially profitable market segment

| | |
|---|---|
| **Large market opportunity[5]** | Total annual revenue of $5.4 billion[4] |
| **Customer commitments to electrification** | Arrival XL Van sized for large parcel operators (e.g. Amazon, FedEx or UPS)<br>Operators' increasingly focused on meeting their ESG goals |
| **Challenging market for OEMs** | Low volume requirements relative to high capex costs<br>Arrival's Software Defined Factories[6] overcome this |
| **Purpose built XL Van** | Purpose built to satisfy customer requirements |
| **Attractive margin dynamics** | Target average selling price ("ASP") > $100k supports attractive margins |
| **Government incentives** | Class 4 vehicles eligible for IRA tax credit up to $40,000 |

1) Total van addressable market comprises global light and medium commercial vehicles (GVW: 2,000kg – 6,000kg)
2) Market size as at end of 2025 based on 3rd party market data and Arrival's analysis as of 12/14/2020
3) Arrival XL Van targets 50% of upper end of Class 3, all of Class 4 and Class 5 vehicles
4) Market size as at end of 2025, based on 3rd party market report (February 2023)
5) Forecast XL Van target market
6) Software Defined Factory: A scalable production facility utilising Arrival's in-house software, proprietary robotic technologies and flexible production methods for the production of electric vehicles

12

INVESTOR PRESENTATION Purpose-Built U.S. Class 4 Van for Underserved U.S. Market Classification Class 4 Gross Weight 15,400 lbs. 3 Cargo Volume 1,000 ft Cargo Payload Up to 6,945 lbs. Wheelbase 198.0 in. Length 27.6 ft. Height 10.0 ft. Width 7.4 ft. Target ASP > $100k 13

INVESTOR PRESENTATION Key Benefits Setting the XL Van Apart User Benefits Improved Flexible and ergonomics and Full safety suite modular design ease of use Close proximity Damage resistant Digital services parking body panels Fleet Operator Benefits Capability for Improved Fully connected increased range serviceability Reduced total cost Payload & cargo Over the air of ownership space among best (“OTA”) updates (“TCO”) in class 14

INVESTOR PRESENTATION Enabling Technologies For Enhanced Vehicle Economics Autonomous Mobile Robots Software Defined Factories Vertically Integrated Hardware & Software Dynamic replacement to traditional Lower cost Upgradeability assembly line with up to 2-ton payload capacity and wireless capability Highly scalable layout Product and process agnostic Connected vehicle Small footprint in existing Software-controlled flexible TCO savings commercial spaces manufacturing process Arrival’s factories and tech cell layout designed to enable staged investment as production volumes ramp up 15

16 INVESTOR PRESENTATION Path to Manufacturing Bicester, Oxfordshire, U.K. Charlotte, North Carolina, U.S. • Layouts for the Charlotte factory are well advanced and incorporate learnings • Validation and optimization of production processes, including AMR from Bicester integration 16

INVESTOR PRESENTATION Expected Use of Funds Vehicle program and capex investment Working capital General corporate purposes 17

INVESTOR PRESENTATION

# Transaction Overview

($ and share count in millions, except per share data)

## Estimated Sources

| | | |
|---|---|---|
| ARVL Rollover[1] | $ | 85 |
| KCGI Cash in Trust[2] | $ | 283 |
| ARVL Balance Sheet Cash[2] | $ | 205 |
| **TOTAL ESTIMATED SOURCES** | **$** | **574** |

## Estimated Uses

| | | |
|---|---|---|
| Cash to Balance Sheet | $ | 468 |
| ARVL Rollover | $ | 85 |
| Estimated Transaction Expenses | $ | 20 |
| **TOTAL ESTIMATED USES** | **$** | **574** |

## Illustrative Pro Forma Valuation

| | | |
|---|---|---|
| Pro Forma Shares Outstanding[3] | | 5,014.9 |
| Share Price[4] | $ | 0.134 |
| **Equity Value** | **$** | **672** |
| Less: Cash | $ | 468 |
| Plus: Debt[2] | $ | 320 |
| **ENTERPRISE VALUE** | **$** | **524** |

## Illustrative Pro Forma Ownership[3]


KCGI Sponsor Shares, 17.5%[5]
Arrival Existing Shareholders, 12.7%
KCGI Public Shareholders, 69.8%

Note: Transaction overview assumes no redemptions and payment of transaction expenses. Does not include public and private warrants, also exclusive of shares subject to awards and options and does not include ongoing financing activities of Arrival since 12/31/22

1) As of 3/31/23
2) As of 12/31/22
3) Sum of 27,600,000 Kensington Class A ordinary shares and 6,900,000 Kensington Class B ordinary shares converted at an exchange ratio of 1 for 126.865672 ($17.00/$0.134 ARVL share price on 3/31/23) plus 638,050,175 Arrival ordinary shares outstanding converted on a one-to-one basis. Share amounts are as of December 31, 2022 and may differ from actual amounts
4) Assumed share price based on Arrival share price of $0.134 per share on 3/31/23
5) KCGI sponsor shares will be forfeited up to 100% pro rata with redemptions of KCGI

18

INVESTOR PRESENTATION

ARRIVAL

# Overview of Kensington Acquisition Corp. V

## Officers



**JUSTIN MIRRO**

*Chairman & Chief Executive Officer*

- 25 years of operating, M&A and financing experience in the automotive and automotive-related sector
- President of Kensington Capital Partners



**JOHN ARNEY**

*Vice Chairman and President*

- 30 years of private equity, M&A, operational and strategic experience in industrials and adjacent sectors
- Partner at The Smithfield Group, Chairman at Guardian, Board Member at Stanadyne and Pure Lifting Group



**PETER GOODE**

*Chief Technology Officer*

- 40 years of experience in energy and industrial services
- Currently Chairman and co-founder of GR Energy Services, and Operating Partner at The Smithfield Group



**JULIAN AMELER**

*Head of Business Development*

- 14 years of M&A, corporate finance and private equity experience
- Partner at The Smithfield Group, and board member of various private companies



**DAN HUBER**

*Chief Financial Officer*

- 20 years of experience in investment banking, consulting, business development and operational management
- Former U.S. Navy Surface Warfare Officer (Nuclear)

## Kensington Overview

KENSINGTON

- Kensington Capital Acquisition Corp. V (KCGI.U) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the industrial sectors
- Sponsored by Kensington Capital Partners (KCP)
- Management and board with extensive public company experience and operating capabilities in the industrial-related sector
- Relevant industrial experience to optimize program launches and capital deployment while facilitating commercial relationships
- Track record of creating significant shareholder value in industrial businesses

## Board Members



**WILLIAM E. KASSLING**

*Former Chairman and CEO of Wabtec*



**ANDERS PETTERSSON**

*Former CEO of Thule Group*



**MITCHELL QUAIN**

*Investor and board member of multiple public companies*



**MARK ROBERTSHAW**

*Former CEO of Morgan Advanced Materials*



**NICKOLAS VANDE STEEG**

*Former President, COO and Board Member at Parker-Hannifin*

19

INVESTOR PRESENTATION Arrival Fulfils Kensington’s Investment Objectives Global business with significant growth opportunities Leverages high-growth mega-trends of emerging technology Validated technical, commercial and financial capabilities based upon global industrial standards Valuation supported by fundamental analysis of comparable companies World-class management team and board with expertise in leading and running public companies Business enhanced by Kensington’s expertise to de-risk and accelerate commercial success 20

THANK YOU Media pr@arrival.com Investors Cody Slach and Tom Colton Gateway Group 949-574-3860 ARVL@gatewayir.com